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FORM 6-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004                        Commission File No.: 1-31349

THE THOMSON CORPORATION

(Translation of registrant's name into English)

Metro Center, One Station Place
Stamford, Connecticut 06902, United States
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K furnished on May 28, 2004. The original Form 6-K included a prospectus supplement dated May 27, 2004 as Exhibit 99.2. This amended Form 6-K/A includes the short form base shelf prospectus that accompanies the prospectus supplement.

EXHIBIT INDEX

Exhibit Number	Description
99.2	Prospectus supplement dated May 27, 2004, as filed with the Canadian securities regulatory authorities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION
Date: June 1, 2004
	By:	/s/ DEIRDRE STANLEY Name: Deirdre Stanley Title: Senior Vice President and General Counsel

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EXPLANATORY NOTE
EXHIBIT INDEX
SIGNATURES